# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hartford Great Health Corp., CIK 0001482554
CUSIP: 41653H106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8832 GLENDON WAY, ROSEMEAD, California (CA), 91770
Date of event which requires filing of this statement: 06/01/2023
Filed by CIK 0002013085
Persons authorized to receive notices and communications: Lianyue Song, 8832 Glendon Way, Rosemead, California (CA), 91770, (626) 321-1915

## Reporting persons
- Song Lianyue (CIK 0002013085): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 85,165,200; shared voting power 0; sole dispositive power 85,165,200; shared dispositive power 0; aggregate amount beneficially owned 85,165,200 (85% of the class); the aggregate amount excludes certain shares
  Comment: Based on 100,108,000 shares of Common Stock outstanding as of February 29, 2024, as reported by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Hartford Great Health Corp.
Address of issuer's principal executive offices: 8832 GLENDON WAY, ROSEMEAD, California (CA), 91770
Comment: This statement on Schedule 13D relates to the common stock, par value $0.001 per share of Hartford Great Health Corp

## Item 2. Identity and Background
Name of person filing: Lianyue Song
Residence or business address:
8832 Glendon Way
Rosemead, CA 91770
Present principal occupation or employment: Lianyue Song is an individual and an investor. Other than his ownership of common stock of the Issuer by himself, he does not own any other securities of the Issuer nor is a party to any contract, agreement or understanding required to be disclosed herein. He is not affiliated with any other public companies.
Criminal convictions in the last five years: During the last five years, Mr. Song has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Song has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the acquisition of shares of the Company was the personal funds of Mr. Song.

## Item 4. Purpose of Transaction
Purpose of transaction: As of the date hereof, the Reporting Persons do not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person, currently beneficially own 85,165,200 shares of Common Stock, which represents 85% of the outstanding shares of Common Stock based on 100,108,000 shares outstanding as of the date hereof. Mr. Song purchased 20,000,000 shares from the Issuer for cash on November 11, 2018. On June 1, 2023 then acquire an additional 65,165,200 shares for cash from 10 shareholders of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see 5(a) above.
Transactions in the class effected during the past sixty days: Other than as reported herein and Item 6, the Reporting Person has not affected any transactions in the Common Stock during the past 60 days of this Report.
Other persons with the right to receive dividends or sale proceeds: Other than as described herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 85,165,200 shares of Common Stock of the Issuer over which Mr. Song has beneficial ownership.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for an Acceleration Program Participation Agreement between the Issuer, Mr. Song and US Unicorn Foundation Inc. wherein in exchange for 4,004,320 shares of common stock owned by Mr. Song. Unicorn will render consulting services to the Issuer to expedite its business goals and to help with those services required to prepare the Issuer to up-list to an appropriate stock exchange. There are no contracts, arrangements, understandings among the Reporting Person or between the Reporting Person and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit Number 1: Stock Purchase Agreement dated November 11, 2018, by and between Mr. Song and the Issuer..

## Signatures
- Song Lianyue: Lianyue Song, Lianyue Song / Individual (03/04/2024)